UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-

16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.

Call to the General Ordinary Shareholders’ Meeting of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México to be held on November 28, 2019 and details of the agenda for such meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO
By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: November 1, 2019

Item 1

BANCO SANTANDER MEXICO, S.A.,

INSTITUCION DE BANCA MULTIPLE,

GRUPO FINANCIERO SANTANDER MEXICO

CALL

By resolution of the Board of Directors of the Company, the holders of Series "F" and Series "B" shares of the capital stock of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (the “Company”), pursuant to articles 181 and 186 of the Mexican General Corporations Law and the Corporate Bylaws, are called to an General Ordinary Shareholders’ Meeting to take place at 12:00 P.M. on November 28, 2019, at the offices of the Company, located at Avenida Prolongación Paseo de la Reforma número 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, C.P. 01219, Mexico City, to address the following subjects:

AGENDA

I.	Report on the resignation, appointment, and where appropriate, ratification of the members of the Board of Directors, Regular and Alternate that results from the resolutions adopted by the Series “F” Special Shareholders' Meeting.

II.	Proposal and, if applicable, approval for the payment of a cash dividend to the stockholders of the Company for up to the amount and at the date determined by the Meeting.

III.	Designation of special delegates to formalize and carry out the resolutions adopted at the meeting.

In order to attend the Meeting, shareholders shall present the corresponding form (Admission Card), which shall be issued at the offices of the Secretary of the Company at Avenida Prolongación Paseo de la Reforma 500, 2ND floor, módulo 207, Col. Lomas de Santa Fe, Alcaldía Álvaro Obregón, in Mexico City. Furthermore, shareholders are informed that the forms required to attend and exercise their voting rights at such Meeting will be delivered upon the presentation of the certificate issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., accompanied by the list of holders of such securities prepared for such purpose, and a copy of the Federal Taxpayer Registry of each stockholder pursuant to the terms of the Mexican Federal Tax Code. The Registry of Shareholders shall be closed three business days before the date of the Shareholders' Meeting takes place.

In addition, the information mentioned in the Agenda, shall be at the shareholders disposal at no cost at the domicile of the Company mentioned in the foregoing paragraph from the date of publication of this call, pursuant to the provisions of article 16 bis of the Mexican Banking Law and article 49 subsection I of the Mexican Securities Market Law.

The shareholders may be represented at the Meeting by a proxy appointed via power of attorney indicated in the forms prepared by the Company under the terms of article 16 of the Mexican Banking Law and article 49 subsection III of the Mexican Securities Market Law. Such forms shall be at the disposal of the shareholders from the date hereof at the domicile of the Secretary of the Company so that they may collect them and distribute them among their representatives.

Mexico City as of November 1, 2019

Lic. Fernando Borja Mujica

Secretary of the Board of Directors